

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2019

Jeffrey Andreson
President and Chief Financial Officer
Ichor Holdings, Ltd.
3185 Laurelview Court
Fremont, CA. 94538

> **Re: Ichor Holdings, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 28, 2018**
> **Filed March 8, 2019**
> **Form 8-K Filed May 7, 2019**
> **File No. 001-37961**

Dear Mr. Andreson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed May 7, 2019

U.S. GAAP and Non-GAAP Summary Consolidated Statements of Operations, page 9

1. We note that you present a full non-GAAP income statement on page 9 of your Earnings Release, a presentation that appears to give more prominence to the non-GAAP measures and is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery